Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian dollar
La Sociedad	Aeropuertos Argentina 2000 S.A.
AFIP	Federal Public Revenue Administration
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
BOPREAL	Bond for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
Impuesto PAIS	Tax for an Inclusive and Solidary Argentina
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Payment in Kind Period
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
RIGI	Large Investment Incentive Scheme
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 27 commenced January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

For the nine-month periods ended at September 30, 2024 and 2023

		Three months at		Nine months at
		09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Note	Millions of $
Continuous Operations
Sales income	4	191,963	227,529	636,149	645,207
Construction income		38,571	36,807	114,770	115,947
Cost of service	5.1	(140,360)	(133,998)	(406,878)	(375,842)
Construction costs		(38,497)	(36,736)	(114,569)	(115,796)
Income for gross profit for the period		51,677	93,602	229,472	269,516
Distribution and selling expenses	5.2	(12,845)	(12,688)	(39,325)	(37,342)
Administrative expenses	5.3	(11,012)	(8,825)	(30,056)	(26,118)
Other income and expenses, net	6.1	3,915	(2,040)	12,457	7,298
Operating profit for the period		31,735	70,049	172,548	213,354
Finance Income	6.2	(4,179)	22,273	(103,850)	29,349
Finance Costs	6.3	13,750	(32,717)	405,166	(19,393)
RECPAM		(2,744)	(19,869)	(24,391)	(35,388)
Result of investments accounted for by the equity method		-	(3)	(1)	(6)
Income before income tax		38,562	39,733	449,472	187,916
Income tax	6.4	(26,252)	(4,741)	(194,241)	(35,221)
Income for the period for continuous operations		12,310	34,992	255,231	152,695
Net Income for the period		12,310	34,992	255,231	152,695
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		12,310	34,992	255,231	152,695

Income attributable to:
Shareholders		12,098	34,919	254,841	152,735
Non –Controlling Interest		212	73	390	(40)

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		47.5290	135.1042	985.4479	589.5560

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Financial Position

At September 30, 2024 and December 31, 2023

		09.30.2024	12.31.2023

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	2
Property, plant and equipment		1,011	1,266
Intangible Assets	7	1,807,276	1,766,383
Rights of use		4,649	6,321
Assets for deferred tax		-	2,143
Other receivables	9.1	36,143	36,888
Investments	9.3	46,241	86,811
Total Non-Current Assets		1,895,321	1,899,814
Current Assets
Other receivables	9.1	16,138	9,835
Trade receivables, net	9.2	72,704	90,669
Other assets		238	569
Investments	9.3	41,869	47,865
Cash and cash equivalents	9.4	107,808	146,780
Total Current Assets		238,757	295,718
Total Assets		2,134,078	2,195,532
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		127,638	127,638
Legal , facultative reserve and others		767,487	748,296
Retained earnings		254,841	18,966
Subtotal		1,150,362	895,296
Non-Controlling Interest		330	(60)
Total Shareholders’ Equity		1,150,692	895,236
Liabilities
Non-Current Liabilities
Provisions and other charges	11	8,642	13,923
Financial debts	8	509,255	1,011,840
Deferred income tax liabilities		254,746	62,261
Lease liabilities		2,580	7,168
Accounts payable and others	9.5	959	1,877
Total Non- Current Liabilities		776,182	1,097,069
Current Liabilities
Provisions and other charges	11	17,623	34,602
Financial debts	8	75,571	41,477
Current income tax liability, net of advances		250	-
Lease liabilities		2,576	4,308
Accounts payable and others	9.5	101,876	108,917
Fee payable to the Argentine National Government	10.1	9,308	13,923
Total Current Liabilities		207,204	203,227
Total Liabilities		983,386	1,300,296
Total Shareholder’s Equity and Liabilities		2,134,078	2,195,532

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Changes in Equity

At September 30, 2024 and 2023

	Attributable to majority shareholders								Non-	Total
	Common	Shares	Adjustment	Legal	Facultative	Other	Retained		Controlling	Shareholders
	Shares	Premium	of capital	Reserve	Reserve	Reserves	Earnings	Total	Interest	Equity

	Millions of $
Balance at 01.01.24	259	137	127,638	25,434	719,233	3,629	18,966	895,296	(60)	895,236
Assembly Resolution of April 24, 2024 – Constitution of reserves (note 15)	-	-	-	117	18,849	-	(18,966)	-	-	-
Compensation plan	-	-	-	-	-	225	-	225	-	225
Net Income for the period	-	-	-	-	-	-	254,841	254,841	390	255,231
Balance at 09.30.2024	259	137	127,638	25,551	738,082	3,854	254,841	1,150,362	330	1,150,692

Balance at 01.01.23	259	137	127,638	21,573	607,314	3,177	115,780	875,878	(201)	875,677
Assembly Resolution of April 26, 2023 – Constitution of reserves (note 15)	-	-	-	3,861	111,919	-	(115,780)	-	-	-
Compensation plan	-	-	-	-	-	350	-	350	-	350
Net Income for the period	-	-	-	-	-	-	152,735	152,735	(40)	152,695
Balance at 09.30.2023	259	137	127,638	25,434	719,233	3,527	152,735	1,028,963	(241)	1,028,722

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format

Consolidated Statements of Cash Flow

For the nine-month periods ended at September 30, 2024 and 2023

		09.30.2024	09.30.2023

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		255,231	152,695
Adjustment for:
Income tax		194,241	35,221
Amortization of intangible assets	7	73,877	69,722
Depreciation of property , plant and equipment	5	244	291
Depreciation right of use	5	1,674	2,850
Bad debts provision	5.2	2,469	1,837
Specific allocation of accrued and unpaid income		9,308	11,038
Result from investments accounted for using the equity method		1	6
Result from sale of investments accounted for using the equity method		(374)	-
Compensation plan		225	350
Accrued and unpaid financial debts interest costs	8	40,133	34,594
Accrued deferred revenues and additional consideration	11	(12,539)	(9,132)
Accrued and unpaid Exchange differences		(326,186)	(9,978)
Litigations provision	11	684	1,011
Inflation Adjustment		(36,651)	(33,696)
Changes in operating assets and liabilities:
Changes in trade receivables		(30,266)	(34,652)
Changes in other receivables		(29,109)	(10,104)
Changes in other assets		331	337
Changes in accounts payable and others		48,742	39,144
Changes in provisions and other charges		(13,024)	(6,231)
Changes in specific allocation of income to be paid to the Argentine National State		(6,905)	(15,010)
Increase of intangible assets	7	(114,770)	(115,947)
Income tax payment		-	(9)
Net cash Flow generated by operating activities		57,336	114,337
Cash Flow for investing activities
Acquisition of investments		(21,163)	(44,815)
Collection of investments		10,070	2,525
Others		(451)	-
Fixed assets acquisitions		(55)	(189)
Net Cash Flow applied to investing activities		(11,599)	(42,479)
Cash Flow from financing activities
New Financial debts	8	487	11,545
Payment of leases		(2,312)	(2,365)
Financial debts paid- principal	8	(46,730)	(43,551)
Financial debts paid- interests	8	(36,038)	(40,615)
Net Cash Flow applied to financing activities		(84,593)	(74,986)
Net decrease in cash and cash equivalents		(38,856)	(3,128)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		146,780	160,793
Net decrease in cash and cash equivalents		(38,856)	(3,128)
Inflation adjustment generated by cash and cash equivalents		42,537	22,147
Foreign Exchange differences by cash and cash equivalents		(42,653)	(7,557)
Cash and cash equivalents at the end of the period		107,808	172,255

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO) within the framework of the agreements entered into in File 56.695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023. The Company complied with the terms agreed in the aforementioned Minutes and proved such compliance in the aforementioned legal case.

By virtue of the change in management of the national government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the PFIE of the Concession corresponding to all periods until December 31, 2023 is postponed until October 30, 2024. On the same occasion, they agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the reestablishment of the financial economic equation of the Concession and also to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 09.30.2024

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	950	(2,492)	943
Cargo & Logistics S.A. (3)	1,614,687	98.63%	1	(1)	1
Aero Assist Handling S.A.U. (4)	100,000	100.00%	57	57	-
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	1,076	951	753
Villalonga Furlong S.A (3) (5)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	Following the sale of the share package during the current period, only the results of the subsidiary corresponding to the holding period were consolidated.

(5)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the controlled companies have been modified, where necessary, to ensure uniformity with the policies adopted by the Group.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

In addition, the Company owns 100% of the voting capital of Aero Assist Handling S.A.U., whose corporate purpose is, among others, to operate in foreign trade, provide cargo and passenger agent services and general sales agent for airline, maritime and land companies. On August 29, 2024, the Company signed a Share Purchase Agreement with Aero Cargo Holding S.A. by which it divested 100% of its stake in Aero Assist Handling S.A.U.

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on November 7, 2024.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the nine-month period ended September 30, 2024 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of September 30, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2024, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2023).

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2023.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2023.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of September 30, 2024, the price index amounted to 7,124.3616, with inflation for the nine-month period of 101.6% and year-on-year of 209.1%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2024, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to ANB and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the nine-month period ended at September 30, 2024 was a loss of $194,241 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $425,318 million, because as of September 30, 2024, the variation of the CPI for the period of 36 months at the end of fiscal year 2024 will exceed 100%.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 4 - SALES INCOME

	Three months at		Nine months at
	09.30.2023	09.30.2024	09.30.2023	09.30.2024

	Millions of $
Air station use rate	96,771	105,924	326,050	311,116
Landing fee	7,393	9,112	29,665	25,806
Parking fee	2,457	3,566	10,735	9,955
Total aeronautical income	106,621	118,602	366,450	346,877
Total non-aeronautical income	85,342	108,927	269,699	298,330
Total	191,963	227,529	636,149	645,207

As of September 30, 2024 and 2023, "over the time" income from contracts with customers for the nine-month periods was $530,911 million and $523,888 million, respectively.

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Nine months at
	09.30.2023	09.30.2024	09.30.2023	09.30.2024

	Millions of $
Specific allocation of income	28,481	33,398	93,736	95,044
Airport services and maintenance	33,369	27,937	88,266	74,726
Amortization of intangible assets	25,932	23,796	73,194	69,264
Depreciation of property, plant and equipment	18	162	222	291
Salaries and social charges	37,713	38,095	112,523	106,310
Fee	3,595	732	7,734	1,251
Utilities and fees	4,801	4,438	13,262	12,803
Taxes	1,758	927	4,239	2,841
Office expenses	4,029	3,394	11,543	9,773
Insurance	113	193	485	689
Depreciation rights of use	551	926	1,674	2,850
Total	140,360	133,998	406,878	375,842

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.2. Distribution and marketing expenses

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	30.09.2023

	Millions of $
Amortization of intangible assets	33	3	37	9
Salaries and social charges	369	269	548	930
Fees	221	1	242	2
Utilities and fees	5	3	9	9
Taxes	9,958	11,964	32,500	33,574
Office expenses	38	40	66	49
Advertising	1,560	366	3,454	932
Provision for bad debts	661	42	2,469	1,837
Total	12,845	12,688	39,325	37,342

5.3. Administrative expenses

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Airport services and maintenance	349	197	894	748
Amortization of intangible assets	241	173	646	449
Depreciation of PP&E	1	-	22	-
Salaries and social charges	6,092	4,361	15,856	13,405
Fees	843	1,019	2,715	2,522
Utilities and fees	1	15	5	42
Taxes	1,379	1,528	4,330	4,485
Office expenses	1,842	1,270	4,718	3,778
Insurance	55	96	291	301
Fees to the Board of Directors and the Supervisory Committee	209	166	579	388
Total	11,012	8,825	30,056	26,118

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Trust for Strengthening	4,748	5,567	15,623	15,841
Other	(833)	(7,607)	(3,166)	(8,543)
Total	3,915	(2,040)	12,457	7,298

6.2 Finance Income

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Interest	7,878	20,239	29,859	40,445
Foreign Exchange differences	(12,057)	2,034	(133,709)	(11,096)
Total	(4,179)	22,273	(103,850)	29,349

6.3 Financial Costs

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Interest	(12,432)	(11,356)	(42,816)	(40,844)
Foreign Exchange differences	25,629	(21,361)	447,429	21,451
Others	553	-	553	-
Total	13,750	(32,717)	405,166	(19,393)

6.4 Income Tax

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Current	(601)	-	(629)	-
Deferred	(25,651)	(4,741)	(193,612)	(35,221)
Total	(26,252)	(4,741)	(194,241)	(35,221)

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 7 – INTANGIBLE ASSETS

		09.30.2024	09.30.2023

	Note	Millions of $
Original values:
Initial Balance		2,888,718	2,737,134
Acquisitions of the period		114,770	115,947
Balance at September 30		3,003,488	2,853,081

Accumulated Amortization:
Initial Balance		(1,122,335)	(1,028,554)
Amortization of the period	5	(73,877)	(69,722)
Balance at September 30		(1,196,212)	(1,098,276)
Net balance at September 30		1,807,276	1,754,805

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	09.30.2024	09.30.2023

	Millions of $
Initial Balance	1,053,317	799,710
New financial debts	487	11,545
Financial debts paid	(82,768)	(84,166)
Accrued interest	40,133	34,594
Foreign Exchange differences	(432,754)	(29,160)
Inflation adjustment	6,411	8,890
Total Net Balance at September 30	584,826	741,413

8.2 Breakdown of financial debt

	09.30.2024	12.31.2023

Non-current Financial Debts	Millions of $
Bank borrowings	3,300	16,303
Negotiable Obligations	506,742	997,473
Cost of issuance of NO	(787)	(1,936)
	509,255	1,011,840

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt (Contd.)

	09.30.2024	12.31.2023

Current Financial Debts	Millions of $
Bank borrowings	9,433	16,563
Negotiable Obligations	66,374	25,317
Bank overdrafts	-	101
Cost of issuance of NO	(236)	(504)
	75,571	41,477
	584,826	1,053,317

As of September 30, 2024 and December 31, 2023, the fair value of the financial debt amounts to $577,058 million and $1,020,823 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2023.

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 09.30.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1)(2)	02.2017	02.2027	6,875%		U$S	400,0	12,5	16,3
Class I Series 2020 (1)(2)(3)	04.2020	02.2027	6,875	%(5)	U$S	306,0	45,1	58,7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8,500%		U$S	272,9	272,9	272,9
Class IV (2) (3)	11.2021	11.2028	9,500%		U$S	62,0	62,0	62,0
Class V (3)	02.2022	02.2032	5,500%		U$S (6)	138,0	138,0	138,0
Class VI (3)	02.2022	02.2025	2,000%		U$S (6)	36,0	27,1	36,0
Class IX (3)	08.2022(4)	08.2026	0,000%		U$S (6)	32,7	22,9	32,7
Class X (3)	07.2023	07.2025	0,000%		U$S (6)	25,1	17,9	25,1

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of September 30, 2024, the Company complies with financial covenants.

As of September 30, 2024, the Company has its own Class VI, Class IX and Class X ON in its portfolio for a total of US$ 25.8 million.

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.		Currency	Initial Capital(2)	Capital at 09.30.2024 (2)	Capital at 12.31.2023 (2)
Provincia de Bs. As. (1)	04.2019	07.2024	7%		U$S	3.1	-	0.30
Renegotiation On Shore	11.2021	11.2024	8.500%		U$S	18.0	2.2	8.90
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7.875	%(3)	U$S	10.0	10.0	10.00
Citibank – Overdraft	03.2023	03.2024	76.000%		$	1,556.1	-	1,556.1
Financing Importation	09.2023	01.2024	15.500%		U$S	0.5	-	0.5
Financing importation	09.2023	12.2024	15.500%		U$S	0.1	0.1	0.1
Financing importation	08.2024	12.2024	12.000%		U$S	0.5	0.5	-

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Citibank - Overdraft

As of March 31, 2024, the overdraft lines that were taken in 2023 were cancelled.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

99.1.1 Other non-current receivables

		09.30.2024	12.31.2023

	Note	Millions of $
Trust for Strengthening	10.1	35,708	36,888
Others		435	-
Total		36,143	36,888

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.1.2 Other current receivables

		09.30.2024	12.31.2023

	Note	Millions of $
Expenses to be recovered		1,118	532
Guarantees granted		-	2
Related parties	10.1	297	754
Tax credits		13,465	7,128
Prepaid Insurance		1,250	1,409
Others		8	10
Total		16,138	9,835

9.2 Trade receivables

		09.30.2024	12.31.2023

	Note	Millions of $
Trade receivables		78,901	100,466
Related parties	10.1	1,318	734
Checks-postdated checks		919	1,938
Subtotal sales credits		81,138	103,138
Provision for bad debts		(8,434)	(12,469)
Total		72,704	90,669

9.2.1 Changes in Bad Debt Provisions

		09.30.2024	09.30.2023

	Note	Millions of $
Initial balance		12,469	14,904
Increases of the period	5.2	2,469	1,837
Foreign exchange difference		368	5,204
Applications of the period		(84)	(695)
Inflation adjustment		(6,788)	(9,486)
Bad Debts provisions at September 30		8,434	11,764

9.3 Investments

9.3.1 Non-current investments

		09.30.2024	12.31.2023

	Note	Millions of $
Negotiable obligations		42,903	81,207
Negotiable obligations of related companies	10.1	3,338	5,604
Total		46,241	86,811

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.3.2 Current investments

		09.30.2024	12.31.2023

	Note	Millions of $
Other financial assets of related companies	10.1	14,909	24,088
Negotiable Obligations		10,770	8,033
Other financial assets		16,190	15,744
Total		41,869	47,865

9.4 Cash and cash equivalents

		09.30.2024	12.31.2023

	Note	Millions of $
Cash and funds in custody		211	351
Banks	13	64,538	108,174
Checks not yet deposited		229	423
Term deposits and others		42,830	37,832
Total		107,808	146,780

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current

	09.30.2024	12.31.2023

	Millions of $
Suppliers	959	1,877
Total	959	1,877

9.5.2 Accounts payable and Other current

		09.30.2024	12.31.2023

	Note	Millions of $
Suppliers		54,053	56,940
Foreign suppliers		6,366	6,968
Related Parties	10.1	3,847	2,888
Salaries and social security liabilities		31,740	38,651
Other fiscal liabilities		5,870	3,470
Total		101,876	108,917

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at September 30, 2024 and December 31, 2023 are as follows:

	09.30.2024	12.31.2023

Other receivables	Millions of $
Other related companies	297	754
Total	297	754

	09.30.2024	12.31.2023

Trade receivables	Millions of $
Other related companies	1,318	734
Total	1,318	734

	09.30.2024	12.31.2023

Investments	Millions of $
Other related companies - non-current	3,338	5,604
Other related companies - current (1)	14,909	24,088
Total	18,247	29,692

1) As of December 31, 2023, it includes a loan granted on June 9, 2023, which was renewed on December 6, 2023 and on June 3, 2024, to Compañía General de Combustibles S.A. for US$14.8 million and US$ 15,1 million with a T.N.A. of 4.5% and 6,0% respectively. The loan is due to be repaid on November 30, 2024, in a single payment of principal and interest at maturity.

	09.30.2024	12.31.2023

Accounts payable and other	Millions of $
Other related companies	3,847	2,888
Total	3,847	2,888

	09.30.2024	12.31.2023

Provisions and other charges	Millions of $
Other related companies	14	-
Total	14	-

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of September 30, 2024 and December 31, 2023 are as follows:

	09.30.2024	12.31.2023

	Millions of $
Debt - Specific allocation of income	9,308	13,923
Credit - Strengthening Trust (1)	35,708	36,888

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the nine-month periods ended September 30, 2024 and 2023 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $2,437 million and $2,810 million to the cost, respectively.

The Company has allocated to the cost $4,495 million and $3,150 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, as of September 30, 2023, the Company has allocated $49 million to intangible assets.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $1,961 million and $1,005 million to the cost, respectively.

The Company has allocated to the cost $1,036 million and $989 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $3,738 million and 3,610 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,037 million and $884 million to the cost, respectively.

The Company has recorded commercial income of $1,008 million and $1,579 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $1,531 million and $1,341 million for the nine-month periods ended at September 30, 2024 and 2023, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.24	Total Non Current	Total Current

	Note	Millions of $							Millions of $
Litigations		5,315	684	(757)	(2,784)	-	487	2,945	1,043	1,902
Deferred Income		28,386	5,286	-	(10,353)	(11,114)	1,491	13,696	2,780	10,916
Guarantees Received		3,648	5	(1)	(1,757)	-	115	2,010	-	2,010
Upfront fees from concessionaires		5,630	801	-	-	(1,425)	-	5,006	3,084	1,922
Other related companies	10	-	14	-	-	-	-	14	-	14
Others		5,546	2	(144)	(2,820)	(580)	590	2,594	1,735	859
Total		48,525	6,792	(902)	(17,714)	(13,119)	2,683	26,265	8,642	17,623

	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.23	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	5,768	1,011	(1,388)	(3,357)	-	2,247	4,281	2,284	1,997
Deferred Income	18,910	5,094	-	(6,448)	(8,466)	5,975	15,065	3,833	11,232
Trust for works	11,931	14,283	(20,651)	(4,454)	1,410	-	2,519	-	2,519
Guarantees Received	2,021	1,094	(609)	(1,301)	-	1,153	2,358	-	2,358
Upfront fees from concessionaires	4,775	151	-	-	(666)	-	4,260	3,116	1,144
Others	9,271	25	(3,984)	(4,451)	794	2,827	4,482	3,094	1,388
Total	52,676	21,658	(26,632)	(20,011)	(6,928)	12,202	32,965	12,327	20,638

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2024		Foreign exchange rates	Amount in local currency at 09.30.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Net trade receivables	U$S	49	967.5000	47,478	77,279
Investments	U$S	43	967.5000	41,774	32,839
Cash and cash equivalents	U$S	90	967.5000	86,806	107,505
Total current assets				176,058	217,623

Assets
Non-Current Assets
Investments	U$S	47	967.5000	45,240	86,811
Total Non-Current Assets				45,240	86,811
Total assets				221,298	304,434

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	970.5000	1,655	3,418
Financial debts	U$S	78	970.5000	75,808	64,922
Lease liabilities	U$S	3	970.5000	2,552	4,285
Commercial accounts payable and others	U$S	24	970.5000	23,472	26,058
	EUR	2	1,083.8544	2,420	4,618
	CAD	-	718.983	39	-
Total current liabilities				105,946	103,301

Non-Current Liabilities
Provisions and other charges	U$S	3	970.5000	2,778	6,432
Financial debts	U$S	526	970.5000	510,042	1,013,778
Lease liabilities	U$S	3	970.5000	2,560	7,082
Commercial accounts payable and others	U$S	1	970.5000	959	1,879
Total non-current liabilities				516,339	1,029,171
Total liabilities				622,285	1,132,472
Net liability position				400,987	828,038

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2024 and December 31, 2023 include $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of September 30, 2024, and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $54,692 million and $6,527 million, respectively.

NOTE 14 - CAPITAL STOCK

At September 30, 2024 capital stock is as follows:

Par Value
$
Integrated and subscribed	258,517,299
Registered in the Public Registry	258,517,299

The Share Capital is made up of 258,517,299 ordinary shares with a par value of $1 each and one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL CLASS A, B, C AND D AND SPECIAL PREFERRED SHARES MEETINGS OF AEROPUERTOS ARGENTINA 2000 S.A. FROM APRIL 26, 2023 AND APRIL 24, 2024 (presented in $ in the currency of the date of the assemblies)

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 that, after absorbing the accumulated losses of the previous year for the sum of ($22,199,777,489), amounted to $18,438,253,482, has the following destination:

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and

(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 24, 2024, it was resolved that the positive result of $9,406,678,415 has the following destination:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment: and

(ii)	the balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	09.30.2024	09.30.2023
Income for the period (in millions of $)	255,231	152,695
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	985.4479	589.5560

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Interim Consolidated Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Consolidated Financial Statements in note 22.

On June 28, 2024, Law 27,742, "Law of Bases and Starting Points for the Freedom of Argentines", was approved, promulgated on July 8, 2024 by Decree 592/2024. This law declares an administrative, economic, financial and energy emergency for one year, and grants the National Executive Branch special powers to manage it in terms of article 76 of the National Constitution. Among its main provisions are the State Reform, the RIGI, changes in labor legislation, hydrocarbon issues, open skies policy and tax benefits. The company is currently evaluating the impacts of said regulation.

The inflation for the nine months of 2024 and the interannual inflation are indicated in note 3, the devaluation of the quarter was 6% and certain restrictions for access to the MULC remain in force.

Volatility and uncertainty continue as of the date of issue of these Condensed Consolidated Interim Financial Statements, therefore the Company's Management permanently monitors the evolution of the variables that affect its business, to identify the potential impacts on its financial and equity situation and define the necessary courses of action.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2024 presented in comparative format (contd.)

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

The ordinary and special general meeting of classes A, B, C and D, held on October 31, 2024, resolved, among other matters, to approve the partial release of the optional reserve for an amount of US$80 million, equivalent to $79,2 billion, calculated at the selling exchange rate published by the Banco de la Nación Argentina on October 30, 2024.

This sum will be distributed to the shareholders through the delivery of Argentine pesos or US dollars in proportion to their shareholdings, as each shareholder instructs the company. Likewise, the shareholder Corporación América S.A. will receive a portion of the dividends that correspond to it through the assignment of the credit that the company has against Compañía General de Combustibles S.A. for the sum of fourteen million five hundred thousand US dollars US$14,5 million as capital plus the sums of US$0,6 million as capitalized interest and US$0,5 million as compensatory interest accrued until the maturity date of said loan (Note 10).

Additionally, it was unanimously resolved to approve the delegation to the administrative body of the determination of the time in which the payment of the dividends resolved in the meeting will be made based on the instructions given by the shareholders, the cash availability and the fulfillment of the financial commitments assumed by the Company within the framework of its debt contracts.

There have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of September 30, 2024 presented in a comparative manner, prepared on the basis of the application of the guidelines established in IAS 34 “Interim financial information”.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at September 30, 2024, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30, 2024.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.) the application of Technical Resolution No. 26 of the FACPCE (and its modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2024, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The work is in progress:

-	New Feeders 9 and 10 at 13.2 KV

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

1. General considerations (Contd.)

Jorge Newbery Airport

In execution works of:

-	External works - sidewalks - covers - landscaping - roadways;
-	Expansion of the South Platform – Stage 2.
-	Expansion of the North Platform; and
-	Remodeling of the Inspection and Requisition Point (PIR).

Rio Hondo Airport

The following works are in execution:

-	Maintenance Infrastructure and Support Services; and
-	Expansion and Remodeling of the Passenger Terminal.

Santa Rosa Airport

The works on the remodeling and expansion of the passenger terminal have been completed.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services
-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Iguazú Airport

The following works are in execution:

- Dumping points - Aircraft sanitary effluent treatment;

- Sewage Effluent Treatment Plant; and

- Maintenance Infrastructure and Support Services

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

1. General considerations (Contd.)

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

Resistencia Airport

The works are in progress:

- Electrical Power Supply to the Control Tower;

- Comprehensive remodeling of the passenger terminal

Formosa Airport

Work on the New passenger terminal is underway.

Salta Airport

The renovation and expansion work of the passenger terminal is underway.

Puerto Madryn Airport

The rehabilitation work for runway, platform and taxiway have been completed.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2024, 2023, 2022, 2021 and 2020, is presented.

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

	Millions of $
Current Asset	238,757	275,483	223,751	133,960	232,578
Non-current Assets	1,895,321	1,811,894	1,751,315	1,755,457	1,826,635
Total Assets	2,134,078	2,087,377	1,975,066	1,889,417	2,059,213

Current liabilities	207,204	155,771	228,098	422,425	388,821
Non- Current Liabilities	776,182	902,879	882,825	655,843	812,220
Total Liabilities	983,386	1,058,650	1,110,923	1,078,268	1,201,041

Net equity attributable to majority shareholders	1,150,362	1,028,968	864,128	811,134	858,160
Non-controlling interest	330	(241)	15	15	12
Net Equity	1,150,692	1,028,727	864,143	811,149	858,172
Total	2,134,078	2,087,377	1,975,066	1,889,417	2,059,213

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At september 30, 2024 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine-month periods ended at September 30, 2024, 2023, 2022, 2021 and 2020.

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

	Millions of $
Gross Profit	229,472	269,516	196,113	17,590	(32,928)
Administrative and distribution and marketing expenses	(69,381)	(63,460)	(42,166)	(31,181)	(41,156)
Other net income and expenses	12,457	7,298	9,090	(11,232)	4,333
Operating profit	172,548	213,354	163,037	(24,823)	(69,751)
Income and financial costs	301,316	9,956	55,049	52,234	(65,911)
Result by exposure to changes in the acquisition power of currency	(24,391)	(35,388)	16,158	2,670	(25,624)
Income for related parties	(1)	(6)	(25)	-	-
Income before tax	449,472	187,916	234,219	30,081	(161,286)
Income tax	(194,241)	(35,221)	6,160	(40,309)	59,538
Result of the period	255,231	152,695	240,379	(10,228)	(101,748)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	255,231	152,695	240,379	(10,228)	(101,748)
Result attributable to majority shareholders	254,841	152,735	240,376	(10,231)	(101,009)
Non-controlling interest	390	(40)	3	3	(739)

4. Cash flow structure

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

	Millions of $
Cash Flow generated by operating activities	57,336	114,337	32,062	22,629	50,463
Cash Flow (used in) / generated by investing activities	(11,599)	(42,479)	9,310	14,453	1,666
Cash Flow (used in) /generated by financing activities	(84,593)	(74,986)	(97,395)	(83,641)	7,109
Net Cash Flow (used in) / generated by the period	(38,856)	(3,128)	(56,023)	(46,559)	59,238

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At september 30, 2024 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2024 and 2023

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the nine-month periods ended at September 30, 2024 and 2023:

	09.30.2024%		09.30.2023%
Revenues	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	366,450	57.60%	346,877	53.76%
Non-aeronautical revenues	269,699	42.40%	298,330	46.24%
Total	636,149	100.00%	645,207	100.00%

The following table shows the composition of the aeronautical revenues for the nine-month periods ended at September 30, 2024 and 2023:

	09.30.2024%		09.30.2023%
Aeronautical revenues	Millions of $	Revenues	Millions of $	Revenues
Landing fee	29,665	8.10%	25,806	7.44%
Parking fee	10,735	2.93%	9,955	2.87%
Air station use rate	326,050	88.98%	311,116	89.69%
Total	366,450	100.00%	346,877	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 09.30.2024	406,878
Costs of sales for the period ended at 09.30.2023	375,842
Variation	31,036

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At september 30, 2024 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2024 and 2023 (Contd.)

5.1 Results of operations (Contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 09.30.2024	39,325
Distribution and commercial expenses for the period ended at 09.30.2023	37,342
Variation	1,983

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 09.30.2024	30,056
Administrative expenses for the period ended at 09.30.2023	26,118
Variation	3,938

Income and financial costs

Net financial income and costs totaled profits of $301,316 million during the nine-month period ended at September 30, 2024 with respect to $9,956 million revenue during the same period of the previous year.

The variation is mainly due to the result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of approximately $12,457 million during the nine-month period ended September 30, 2024 compared to a gain of $7,298 million in the same period of the previous year.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At september 30, 2024 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2024 and 2023 (Contd.)

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of September 30, 2024 amounted to $1,735,518 million, composed of $584,826 million of financial debt and equity of $1,150,692 million, while the total capitalization of the Group as of September 30, 2023 amounted to $1,770,135 million, composed of $741,413 million of financial debt and equity of $1,028,722 million.

Debt as a percentage of total capitalization amounted to approximately 33.70% as of September 30, 2024 and 41.88% as of September 30, 2023.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the nine-month periods ended at September 30, 2024, 2023, 2022, 2021 and 2020:

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20
Liquidity (1)	1.228	1.921	1.034	0.327	0.620
Solvency (1)	1.193	0.990	0.792	0.782	0.730
Immobilization of capital	0.888	0.868	0.887	0.929	0.890
Cost effectiveness	0.250	0.160	0.285	(0.013)	(0.112)

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine-month periods ended at September 30, 2024, 2023, 2022, 2021 and 2020:

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At september 30, 2024 presented in comparative form

7. Statistical data (Contd.)

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

Airport	Thousands of passengers
Aeroparque	10,736	11,514	9,152	2,246	2,293
Ezeiza	8,387	7,836	5,250	2,215	2,936
Córdoba	2,091	2,171	1,551	406	698
Mendoza	1,647	1,759	1,202	370	433
Bariloche	1,788	1,953	1,532	697	434
Iguazú	1,039	1,143	846	210	352
Salta	951	1,109	886	316	327
Tucumán	544	634	511	184	178
Jujuy	388	439	345	118	83
C. Rivadavia	388	421	324	108	124
Total	27,959	28,979	21,599	6,870	7,858
Overall total	29,664	30,929	23,192	7,414	8,840
Variation	-4.1%	33.4%	212.8%	-16.1%	-72.0%

Movement of aircraft

Amount of movement of aircraft for the nine-month periods ended at September 30, 2024, 2023, 2022, 2021 and 2020 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20
Aeroparque	88,972	94,344	74,525	23,163	22,443
Ezeiza	55,838	52,744	36,084	23,972	24,735
San Fernando	38,678	45,332	44,024	35,364	18,930
Córdoba	19,429	20,514	15,658	6,190	7,066
Mendoza	15,442	16,006	11,685	4,769	5,058
Salta	12,416	11,939	8,625	3,798	3,660
Bariloche	12,857	14,269	11,624	6,744	3,623
Iguazú	7,852	8,583	6,577	2,305	3,401
San Rafael	6,704	2,178	2,481	2,005	1,302
Mar del Plata	5,781	5,559	4,595	2,800	2,310
Tucumán	5,187	5,984	4,425	2,298	1,828
Total	269,156	277,452	220,303	113,408	94,356
Overall Total	316,354	330,902	266,677	144,468	118,941
Variation	-4.4%	24.1%	84.6%	21.5%	-63.3%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At september 30, 2024 presented in comparative form

Outlook for 2024

In the third quarter of this year, the growth trend of passengers in the international segment continued, which grew by 10% compared to the previous year, reaching a recovery of 98% compared to 2019. The domestic segment, however, continues to show deteriorating indicators in the level of traffic due to the macroeconomic context, being 12% below the same period last year, although showing an improvement compared to the 20% drop in the second half of 2024.

For the remainder of 2024 and early 2025, we expect the volume of international passengers, the main revenue-generating segment, to continue the growth trend, reaching and slightly exceeding 2019 levels, although we see that the domestic segment will still be affected by economic conditions, with positive recovery trends as the context improves.

At the same time, the Company's operating costs were impacted by the macro conditions of the first part of the year, which affected the cost structure, mainly in local currency. We have taken action and continue to monitor this level of costs with a focus on finding operational efficiencies that allow us to protect the margin in this context.

On the other hand, and beyond the current conditions, we remain committed to the execution of the Capex program established in our contractual framework. In the second quarter of this year we reached the milestone of the execution of the entire phase I, with the development and execution of infrastructure works throughout the country. Once this threshold was exceeded, we continued with the execution of phase II, with prospects of completing the amount corresponding to 2024 in its entirety by December. The works in progress cover both the airports in the Buenos Aires area and several airports in the interior of the country, resulting in a program of improvements and modernization of airport infrastructure that continues to be deployed with a federal perspective.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the attached condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of September 30, 2024, the consolidated statements of comprehensive income for the periods of three and nine months ended September 30, 2024, changes in equity and cash flows for nine-months period ended September 30, 2024 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS accounting standards and therefore responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of September 30, 2024, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $2,560,592,641, not being payable as of that date.

Autonomous City of Buenos Aires, November 7, 2024.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of September 30, 2024, the consolidated statements of comprehensive income for the periods of three and nine months ended September 30, 2024, changes in equity and cash flows for nine-month period ended September 30, 2024 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated November 7, 2024, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2024 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 7, 2024.

Patricio A. Martin
By Surveillance Committee